Results of the Shareholder Meeting (Unaudited)

A Special Meeting of shareholders of the Liberty All-Star Equity Fund (the “Fund”) was held on September 30, 2011 (the “Meeting”). The meeting was held as a result of the acquisition of ALPS Holdings, Inc., ALPS Advisors’ parent company, by DST Systems, Inc. On July 19, 2011, the record date of the Meeting, the Fund had outstanding 182,678,079 shares of common stock. At the Meeting, the following matters were voted on and approved by the shareholders. The results of the Special Meeting of shareholders are noted below.

Proposal 1 - To approve a new Investment Advisory Agreement between the Fund and ALPS Advisors, Inc.:

	Number of Votes				Percentage of Total Outstanding Shares			Percentage of Votes
Advisor	Total Record Date Votes	Affirmative	Against	Abstain	Affirmative	Against	Abstain	Affirmative	Against	Abstain
ALPS Advisors, Inc.	111,891,758.552	99,156,164.286	9,896,521.414	2,839,072.852	54.279%	5.417%	1.554%	88.618%	8.845%	2.537%

Proposal 2 - To approve a new Portfolio Management Agreement for the Fund with ALPS Advisors, Inc. and each of the following Sub-Advisers:

	Number of Votes				Percentage of Total Outstanding Shares			Percentage of Votes
Sub-Adviser	Total Record Date Votes	Affirmative	Against	Abstain	Affirmative	Against	Abstain	Affirmative	Against	Abstain
Cornerstone Capital Management, Inc.	111,891,758.552	98,968,374.551	9,948,658.490	2,974,725.511	54.176%	5.446%	1.628%	88.451%	8.891%	2.658%
Matrix Asset Advisers, Inc.	111,891,758.552	98,923,856.755	9,948,113.583	3,019,788.214	54.152%	5.445%	1.653%	88.411%	8.891%	2.698%
Pzena Investment Management, LLC	111,891,758.552	98,922,544.177	9,911,769.545	3,057,444.830	54.151%	5.426%	1.673%	88.410%	8.858%	2.732%
Schneider Capital Management Corporation	111,891,758.552	98,949,779.627	9,870,727.127	3,071,251.798	54.166%	5.403%	1.681%	88.434%	8.822%	2.744%
TCW Investment Management Co.	111,891,758.552	98,877,4387.005	10,007,072.012	3,007,248.535	54.126%	5.478%	1.646%	88.369%	8.944%	2.687%